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IDLE LLC

(LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

(UNAUDITED)

IDLE LLC
(LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL POSITION
AS AT DECEMBER 31, 2019

	2019 USD
ASSETS	
Non-current assets	
Property and equipment	-
Security deposits	-
Total non-current assets	-
Current assets	
Accounts receivable	-
Inventories	-
Cash and cash equivalents	52,343
Total current assets	52,343
TOTAL ASSETS	52,343
SHAREHOLDERS' EQUITY AND LIABILITIES	
Shareholders' equity	
Partners' capital	-
Opening Retained earnings	166,592
Net loss for the year	(114,249)
Total shareholders' equity	52,343
Non-current liabilities	
Long term loans	-
Lease liability	-
Total non-current liabilities	-
Current liabilities	
Accounts payable	-
Accrued and other liabilities	-
Lease liability – current portion	-
Total current liabilities	-
TOTAL LIABILITIES	-
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	52,343

Designated member of BOD **General Manager**

IDLE LLC
(LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019 USD
Revenue	**2,306**
Total revenue	**2,306**
Advertisement	**(109,624)**
Bank charges	**(209)**
Dues and subscriptions	**(5,277)**
Insurance	**(400)**
Rent	**(306)**
Office expenses	**(128)**
Parking fees and tolls	**(25)**
Supplies	**(339)**
Travel	**(247)**
Total expenses	**(116,555)**
NET LOSS FROM THE BUSINESS	**(114,249)**

Designated member of BOD

General Manager

IDLE LLC
(LIMITED LIABILITY COMPANY)

STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2019

	Total USD
Opening balance as on January 01, 2019	**166,592**
Loss for the year	**(114,249)**
December 31, 2019	**52,343**

Designated member of BOD **General Manager**

IDL LLC
(LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2019

	2019 USD
OPERATING ACTIVITIES	
Net income before tax	**(114,249)**
Adjustments for:	
Depreciation and amortization	-
Allowance for impairment of accounts receivable	-
provision for bad debts	-
Changes in operating assets and liabilities:	
Accounts receivable	-
Inventories	-
Net cash used in operating activities	**(114,249)**
INVESTING ACTIVITIES	
Purchase of property and equipment	-
Addition in Security deposits	-
Net cash used in investing activities	-
FINANCING ACTIVITIES	
Addition in share capital	-
Net cash generated from / (used in) financing activities	-
Net changes in cash and cash equivalents	**(114,249)**
Cash and cash equivalents, January 1	166,592
CASH AND CASH EQUIVALENTS, DECEMBER 31	**52,343**

Designated member of BOD

General Manager

1. ORGANIZATION AND ACTIVITIES

IDLE LLC ("the Company") is a limited liability company organized in accordance with the Regulations for Companies in United States. The Company started its business on August 05, 2017 with a business code number 511210. The head office of the Company is in Marietta GA.

The principal activity of the Company is to provide software and allied services.

The Company's principal place of business is Marietta GA, United States.

2. FISCAL YEAR

The Company operates on a December 31st year-end.

3. BASIS OF ACCOUNTING

The financial statements include the accounts of IDLE LLC. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

4. SUMMARY OF SIGNIFICANT ACCOUNTNG POLICIES

The significant accounting policies used in the preparation of these financial statements are summarized below. These policies have been consistently applied to each of the years presented

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, demand deposits and other short-term highly liquid investments with original maturities of three months or less and are subject to insignificant risk of change in value. Bank overdrafts are shown as within borrowings in current liabilities on the statement of financial position.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using weighted average method. The cost of finished goods and work-in-process includes cost of raw materials, labor and an appropriate proportion of direct overheads. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses. Allowance is made, where necessary, for obsolete slow moving and damaged stocks.

Goods-in-transit are valued as per terms of goods shipped.

Property and equipment

Property and equipment held for use in the production of or supply of goods or for the administrative purposes are carried at the historical cost less accumulated depreciation and accumulated impairment losses. Land is not depreciated. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining term of the lease. Depreciation is charged to the statement of income, using the straight-line method to allocate the costs of the related assets less their residual values over the following estimated economic useful lives.

	Percentage
Buildings and leasehold improvements	4%
Plant and machinery	5%-25%
Furniture, fixtures and office equipment	10%-15%

Motor vehicles	25%

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from continued use of the asset. Any gain or loss arising in the disposal or retirement of an item of property and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the statement of income.

Impairment
The carrying values of property and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the assets are written down to their recoverable amount being the higher of their fair value less costs to sell and their value in use.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.

The cash generating unit (CGU) at which the impairment assessment and testing is performed, is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Annual review of residual lives and useful lives
The residual value of an asset is the estimated amount that the Company would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. If expectations differ from previous estimates, the change(s) are accounted for as a change in an accounting estimate.

Capital work-in-progress
Assets in the course of construction or development are capitalized in the capital work-in-progress ("CWIP") account. The asset under construction or development is transferred to the appropriate category in property

and equipment, once the asset is in a location and / or condition necessary for it to be capable of operating in the manner intended by management. The cost of an item of capital work in progress comprises its purchase price, construction / development cost and any other directly attributable to the construction or acquisition of an item of CWIP intended by management. Costs associated with testing the items of CWIP (prior to its being available for use) are capitalized net of proceeds from the sale of any production during the testing period. Capital work-in-progress is not depreciated or amortized.

Componentization of assets
Property and equipment is often composed of various parts with varying useful lives or consumption patterns. These parts are (individually) replaced during the useful life of an asset. Accordingly:

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately, except where one significant part has a useful life and a depreciation method that is the same as those of another part of that same item of property and equipment; in which case, the two parts may be grouped together for depreciation purposes;

4. SUMMARY OF SIGNIFICANT ACCOUNTNG POLICIES (Continued)

4.3 Principal accounting policies (Continued)

Componentization of assets (Continued)

Under the component approach, the Company does not recognize in the carrying amount of an item of property and equipment the costs of the day-to-day servicing of the item. These costs are recognized in the statement of income as incurred. The various components of assets are identified and depreciated separately only for significant parts of an item of property and equipment with different useful lives or consumption patterns; however, the principles regarding replacement of parts (that is, subsequent cost of replaced part) apply generally to all identified parts, regardless whether they are significant or not.

Capital Spare Parts

The Company classifies spare parts into critical spare parts (strategic spare parts) and general spare parts using the below guidance:

A critical spare part is one that is on “stand-by”, i.e. probable to be a major item / part critical to be kept on hand to ensure uninterrupted operation of production equipment. They would normally be used only due to a break-down, and are not generally expected to be used on a routine basis. Depreciation on critical spares commences immediately on the date of purchase.

General spare parts are other major spare parts not considered critical and are bought in advance due to planned replacement schedules (in line with prescribed maintenance program) to replace existing major spare parts with new parts that are in operation. Such items are considered to be “available for use” only at a future date, and hence depreciation commences when it is installed as a replacement part. The depreciation period for such general capital spares is over the lesser of its useful life, and the remaining expected useful life of the equipment to which it is associated.

Fair value hierarchy of financial instruments

The Company classifies the fair value of its financial instruments in the following hierarchy, based on the inputs used in their valuation:

Level 1

The fair value of financial instruments quoted in active markets is based on their quoted closing price at the statement of financial position date. Examples include exchange-traded commodity derivatives and other financial assets such as investments in equity and debt securities.

Level 2

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques using observable market data. Such valuation techniques include discounted cash flows, standard valuation models based on market parameters for interest rates, yield curves or foreign exchange rates, dealer quotes for similar instruments and use of comparable arm’s length transactions.

Level 3

The fair value of financial instruments that are measured on the basis of entity specific valuations using inputs that are not based on observable market data (unobservable inputs).

Expenses

General and administrative expenses include indirect costs not specifically part of cost of sales as required under generally accepted accounting principles. Allocations between general and administrative expenses and cost of sales, when required, are made on a consistent basis.

Selling and distribution expenses principally comprise of costs incurred in the distribution and sale of the Company’s products. All other expenses are classified as general and administrative expenses.

4. SUMMARY OF SIGNIFICANT ACCOUNTNG POLICIES (Continued)

4.3 Principal accounting policies (Continued)

Intangible assets
Intangible asset represents software purchased by the Company. Software purchased is recognized as an intangible asset and amortized over a period of five years.

Foreign currency translation
Foreign currency transactions are translated into USD at the exchange rates prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies at the statement of financial position date are re-translated at the exchange rates prevailing at that date. Gains and losses from settlement and translation of foreign currency transactions are included in statements of income.

Share capital
Equity instruments are measured at the fair value of the cash or other resources received or receivable, net of the direct costs of issuing the equity instruments. If payment is deferred and the time value of money is material, the initial measurement is on a present value basis.

5. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINITY

The Company makes estimates and assumptions concerning the future. In the application of the Company's accounting policies, which are described in note 3, the management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if, the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments in applying the Company's accounting policies

The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur. The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

(a) Allowances for impairment accounts receivable
Management has estimated the recoverability of accounts receivable and has considered the allowance required. The Company has applied the standard's simplified approach of impairment in accordance with IFRS 9 and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company's historical credit loss experience, adjusted for current disputes, consideration of current economic trends and conditions, contractor/employer-specific factors and forward-looking factors, all of which may be susceptible to significant change specific to the accounts receivable. An allowance is charged to statement of income based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors. To the extent actual outcomes differ from management estimates, additional allowance for impairment of accounts receivable or reversal of excess allowance could be made that could adversely or positively affect earnings or the financial position in future periods.

(b) Impairment of non-financial assets
An impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm's length for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model (DCF). The cash flows are derived from

the budget for the next five years and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the asset's performance of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

Property and equipment useful life and residual value
The Company periodically reviews estimated useful lives and the depreciation method to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from these assets.

Contingencies
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

6. CASH AND CASH EQUIVALENTS

	2019 USD
Cash at banks	-
Cash in hand	52,343
	52,343

7. FINANCIAL RISK MANAGEMENT

The Company's activities expose it to the following financial risks from its use of the financial instruments:

- Credit risk and concentration of credit risk
- Liquidity risk
- Market risk
- Capital risk management

The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company's financial performance.

7.1 Financial instruments by category

	2019 USD
Financial assets at amortized cost:	
Accounts receivable	-
Inventory	-
Cash and cash equivalents	52,343
Total financial assets	52,343

	2019 USD
Financial liabilities at amortized cost	
Accounts payable	-
Short term loans	-
Accrued expenses	-
Total financial liabilities	-

7.2 Credit risk and concentration of credit risk

Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. The Company has policies in place to minimize its exposure to credit risk. The maximum exposure to credit risk at the reporting date is as follows:

	2019 USD
Accounts receivable	-
Inventory	-
Bank balances	-
Total financial assets	-

7. FINANCIAL RISK MANAGEMENT (Continued)

7.2 Credit risk and concentration of credit risk (Continued)

Due to Company's long standing relations with counterparties and after giving due consideration to their financial standing, the management does not expect non-performance by these counter parties on their obligations to the Company except when trade receivables considered doubtful.

Financial assets which potentially subject the Company to concentrations of credit risk consist principally of bank balances, accounts receivable and other assets. The Company's management determines the credit risk by regularly monitoring the creditworthiness rating of existing customers and through a monthly review of the accounts receivable' aging analysis. Cash at bank is placed with reliable financial institutions.

7.3 Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial liabilities. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value. Liquidity requirements are monitored on a regular basis and management ensures that sufficient funds are available to meet any commitments as they arise.

The Company's financial current liabilities consist of the accounts payable, due to a related party, accrued expenses and other liabilities. These liabilities are expected to be settled within 12 months of the balance sheet date and the Company expects to have adequate funds available to do so.

The table below summarizes the maturity profile of the Company's financial liabilities based on contractual cash payments:

	Carrying Amount	Contractual cash flows	Less than 3 months	3 to 12 Months
	SR	SR	SR	SR
December 31, 2019				
Accounts payable	-	-	-	-
Short term loans	-	-	-	-
Accrued expenses	-	-	-	-
Total financial liabilities	-	-	-	-

7.4 Market Risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates and equity prices will affect the Company's income or the value of its holdings of financial instruments due to fluctuation in the related financial instruments value. The objective of market risk management is to manage and control market risk exposures within acceptable parameters while optimizing returns.

Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. The Company is subject to fluctuations in foreign exchange rates in the normal course of its business. The Company did not undertake significant transactions in currencies other than US Dollars, during the year which is its local currency.

7.5 Capital risk management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares or obtain / repay financing from / to financial institutions.

8. FAIR VALUES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s financial assets consist of cash and cash equivalents, accounts receivables, revenue in excess of billing and some other assets, while its financial liabilities consist of short term loan, trade accounts payables, some accrued expenses and other liabilities. As these financial statements are prepared under the historical cost method, differences may arise between the book values and the fair value estimates. Management believes that the fair values of the Company's financial assets and liabilities are not materially different from their carrying values.

9. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were approved by the Board of Directors for issuance on February xx, 2020.